SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)*

Vion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

927624106
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C. 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                                  (Page 1 of 7)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  1,352,444

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  1,352,444

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,352,444

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,354,869

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,354,869

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,354,869

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,354,869

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,354,869

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,354,869

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.01 par value (the "Common Stock") of Vion Pharmaceuticals, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of March 9, 2000 and amends and supplements the Schedule 13D dated August 14, 1998, as amended on September 3, 1998, April 15, 1999, October 28, 1999 and February 22, 2000 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $5,192,232.47

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $4,892,981.91

ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 1,352,444 shares of Common Stock, consisting of 1,274,312 shares of Common Stock held outright and 78,132 of the Issuer's Class B Warrants, which are exercisable for 78,132 shares of Common Stock. Elliott's beneficial ownership of 1,352,444 shares of Common Stock constitutes 6.8% of the total outstanding shares of Common Stock.

         Westgate and Martley together beneficially own 1,354,869 shares of Common Stock, consisting of 1,277,145 shares of Common Stock held outright and 77,724 of the Issuer's Class B Warrants, which are exercisable for 77,724 shares of Common Stock. Westgate's and Martley's aggregate beneficial ownership of 1,354,869 shares of Common Stock constitutes 6.8% of the total outstanding shares of Common Stock.

         Together, Elliott, Westgate and Martley beneficially own 2,707,313 shares of Common Stock constituting 13.5% of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.




         Westgate and Martley have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate and Martley.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                    Approx. Price per
                                    Amount of Shs.   Share (excl. of
Date            Security            Bought (Sold)    commissions)

2/29/00          Common                (29,000)         $20,7621
2/29/00          Common                (10,000)         $21.4375
2/29/00          Common                (10,000)         $21.2656
3/01/00          Common                (10,000)         $22.8775
3/02/00          Common                (10,000)         $25.8213
3/03/00          Common                (22,500)         $27.3188
3/03/00          Common                ( 5,000)         $27.5000
3/06/00          Common                ( 4,450)         $28.0021
3/06/00          Common                (20,000)         $28.7453
3/06/00          Common                (10,000)         $29.0925

         The above transactions were effected by Elliott over-the-counter.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                                    Approx. Price per
                                    Amount of Shs.   Share (excl. of
Date            Security            Bought (Sold)    commissions)

2/29/00          Common                (29,000)         $20.7621
2/29/00          Common                (10,000)         $21.4375
2/29/00          Common                (10,000)         $21.2656
3/01/00          Common                (10,000)         $22.8775
3/02/00          Common                (10,000)         $25.8213
3/03/00          Common                (22,500)         $27.3188
3/03/00          Common                ( 5,000)         $27.5000
3/06/00          Common                ( 4,450)         $28.0021
3/06/00          Common                (20,000)         $28.7453
3/06/00          Common                (10,000)         $29.0444

         The above transactions were effected by Westgate over-the-counter.

         No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by either Elliott or Westgate during the past sixty (60) days.





         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and Martley has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 9, 2000

                               ELLIOTT ASSOCIATES, L.P.
                               By:  Braxton Associates, L.P., as General Partner

                               By: Braxton Associates, Inc., as General Partner


                               By: /s/ Elliot Greenberg
                                       Elliot Greenberg
                                       Vice President

                               WESTGATE INTERNATIONAL, L.P.
                               By: Martley International, Inc.,
                                   as Attorney-in-Fact


                               By: /s/ Elliot Greenberg
                                       Elliot Greenberg
                                       Vice President

                               MARTLEY INTERNATIONAL, INC.


                               By: /s/ Elliot Greenberg
                                       Elliot Greenberg
                                       Vice President